June 24, 2008

Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20549-0405

Attn:	Jennifer Thompson, Branch Chief

Re:	E Com Ventures, Inc. – Response to Letter dated May 21, 2008 regarding:

Item 4.02 Form 8-K

Filed May 19, 2008

File No. 0-10714

Dear Ms. Thompson:

E Com Ventures, Inc. (“ECOMV” or the “Company”) has received your letter dated May 21, 2008 with respect to the review by the Securities and Exchange Commission (the “SEC”) of the Company’s Form 8-K filed with the SEC on May 19, 2008. For your convenience, the numbered comment in your letter is repeated herein and the Company’s response is set forth immediately below such comment.

Form 8-K filed May 19, 2008:

1. We read that you intend to include the restated financial statements “for the periods indicated above” in your upcoming Form 10-K for the fiscal year ended February 2, 2008. We remind you that generally, previously filed reports containing financial statements determined to be materially misstated require amendment. Please tell us how you determined you did not need to amend your prior Exchange Act reports, including both your Forms 10-K and your Forms 10-Q. If you will file your fiscal year 2007 Form 10-K within the next few weeks and believe that you can best address the impact of this restatement through expanded disclosures within that Form 10-K, please explain to us, in detail, the expanded disclosures that you propose to make within that Form 10-K and tell us when you will file the Form 10-K.

The Company gave the question of the manner of disclosure due consideration, including consulting with its independent registered public accounting firm. The Company determined that expanded disclosures within the fiscal year 2007 Form 10-K would provide disclosure to investors that was more clear and effective.

The Company filed its fiscal year 2007 Form 10-K on June 6, 2008. In this 10-K, the Company disclosed the nature of the restatement and quantified the amount of the restatement.

Specifically, in Item 6, Selected Financial Data, the Company indicated which fiscal years presented were restated, reflected the restated amounts in the financial data and referred the reader to Note 3 of the Consolidated Financial Statements for a more detailed description of the restatement. In addition, the Company addressed the results of operations over the fiscal 2005 to fiscal 2007 period, as revised by the restatement, in Item 7 (Management’s Discussion and Analysis), putting all the necessary information in one place for investors’ convenience.

In Note 3 to the Consolidated Financial Statements, the Company disclosed the nature and reason for the restatement, and the effect on net income for each year presented in the Consolidated Financial Statements. Note 3 includes a table which includes each financial statement line item affected by the restatement from the Company’s Consolidated Statements of Operations for the fiscal years ended February 3, 2007 and January 28, 2006, and the Consolidated Balance Sheet as of February 3, 2007. The adjustments to the financial statements made by the restatement were quite limited and are readily shown in comparative form in Note 3. The Company concluded that this presentation was more clear and effective, as well as less burdensome to investors, in demonstrating the correction of the prior errors than if the individual adjustments had been made by amending each respective prior filing for each period to which an adjustment was made. The effect on the quarterly financial statements for 2007 was not presented in the table on Note 3 as the restatement was determined to be not material to those financial statements; however the quarterly financial data for 2007 and 2006 presented in Note 14 to the Consolidated Financial Statements was revised as discussed below.

In Note 14 to the Consolidated Financial Statements which discloses quarterly unaudited financial data for fiscal years 2007 and 2006, the Company revised all data presented to include both the originally reported data and the revised data adjusted to reflect the effect of the restatement discussed in Note 3, and indicated that such data was restated.

As stated in Note 3 to the Consolidated Financial Statements, the Company has adjusted its lease terms for purposes of calculating amortization of leasehold improvements to include a renewal term only if that renewal term is specified in the lease agreement and that exiting the lease after the initial term would result in economic loss and therefore normally management anticipates exercising the respective renewal option. In making this determination of lease term, management considered SFAS 13, “Accounting for Leases” (SFAS 13), paragraph 5. f., which defines lease term, as “The fixed noncancelable term of the lease plus…(ii) all periods, if any, for which failure to renew the lease imposes a penalty on the lessee in an amount such that renewal appears, at the inception of the lease, to be reasonably assured…”

In connection with the Company’s responses to the comments in your May 21, 2008 letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of the response provided herein. Please contact the undersigned by telephone at (954) 335-9035 or by facsimile at (954) 335-9181 if you have any questions.

Very truly yours,

/s/ Donovan Chin
Donovan Chin
Chief Financial Officer
E Com Ventures, Inc

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